ALLAN P. FORSEY, C.A., C.P.A.

- Senior financial and operational executive with diversified domestic and international background in large and small multinationals.
- Hands-on experience in all aspects of financial operations, and general management
- Experience in software and technologies, consumer products and manufacturing
- Strong process focus to improve operating efficiencies and drive growth

Allan has held senior roles in finance organizations in a variety of enterprises including automotive manufacturing, technology and consumer products. He began his career at Arthur Andersen & Co in Canada, and is a Chartered Accountant and Chartered Professional Accountant. Early in his corporate career he worked with several consumer product companies, including The Molson Companies and Colgate Palmolive. While at Colgate in New York, he led a corporate team focused on building operational excellence in its international business units.

Following Colgate, he held a senior financial role in a publicly-traded consumer software company, with revenues reaching an $800 million run rate and a market cap of close to $4 billion. He was responsible for all aspects of finance including planning, product financial management, and the controllership functions as well as general administration. He was also a member of the five-person Product Committee which reviewed and approved every aspect of design, development, packaging and marketing for all products.

Following the successful sale of that company, he worked with the world's largest speech and language technology company. Reporting to the CEO, as Sr. VP Finance & Strategic Planning, he was responsible for all M&A activities, as well as interfacing with the financial and institutional investment communities. During that tenure, he completed a number of acquisitions to broaden the spectrum of product offerings to evolve them from components of software products to applications and end products and services. The company was forced to file for bankruptcy protection, and at that time, he had to assume responsibility for the financial operations in the USA and continued running the business under an extremely challenging and complex t process. During that time, it was determined that the best solution to maximize the value was to sell the assets of the company in multiple stages.

After the asset sales, he was asked by the Creditors' Committee to become the Plan Administrator for the estate in the U.S., taking on a central role of managing litigation, SEC settlement, regulatory filings and claims settlements. The creditors of the US entity ultimately received a full payout of their claims.

Allan has consulted on engagements in technology, manufacturing, and consumer products. More recently, working with a specialty toy business, he negotiated a settlement of a perpetual exclusive license to return the company to its founders, and after a few years of operating the business, successfully sold the business to a strategic player in the toy industry.

Allan began working with Hoop Tea in the fall of 2018.